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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

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
Trading Symbol:        NCT/TCCPR/TCDPR        Contact: ROBYN MATSUMOTO
Exchange:              NEW YORK                        CORPORATE COMMUNICATIONS
                                                       (416) 594-2400
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               AT&T CAPITAL COMPLETES TENDER OFFER

MORRISTOWN, NEW JERSEY, AUGUST 27, 1998 -- AT&T Capital Corporation ("AT&T Capital"), a wholly owned subsidiary of Newcourt Credit Group Inc., ("Newcourt"), announced the successful completion of its tender offer and consent solicitation for the 9.06% Trust Originated Preferred Securities ("Securities") of its affiliate, Capita Preferred Trust, which expired at Midnight New York City time on Wednesday, August 26, 1998.

Based on information provided to the company, approximately 93% of the Securities were validly tendered in the Offer. AT&T Capital intends to purchase all Securities so tendered on September 1, 1998 ("Payment Date") for US$29.69 per security, plus accrued and unpaid distributions.

In addition, AT&T Capital will redeem any and all Securities that were not validly tendered in the Offer on the Payment Date. Holders who did not validly tender their Securities in the Offer will be entitled to receive a redemption price of $29.25 per Security, plus an amount equal to any accrued and unpaid accumulated distribution on each redeemed Security.

AT&T Capital is a wholly owned subsidiary of Newcourt Credit Group. Newcourt is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed assets of US$23.1 billion (C$34.0 billion) and a global capability in 24 countries.

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